EXHIBIT 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

Jazz Pharmaceuticals Ireland Limited	Ireland
Jazz Financing I Limited	Ireland
Jazz Capital Limited	Ireland
Jazz Pharmaceuticals, Inc.	Delaware
Jazz Pharmaceuticals Holdings Inc.	Delaware
Jazz Pharmaceuticals Europe Holdings Limited	Gibraltar
EUSA Pharma SAS	France
EUSA Pharma Holdings SAS	France
Jazz Pharmaceuticals Lux S.à.r.l.	Luxembourg
Jazz Pharmaceuticals Italy S.r.l.	Italy
Gentium S.r.l.	Italy